Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 20 DATED SEPTEMBER 19, 2016
TO THE OFFERING CIRCULAR DATED NOVEMBER 24, 2015

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated November 24, 2015 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2015 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our public offering;
•	Asset Acquisition; and
•	Declaration of dividend.

Status of our Public Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on November 25, 2016.

As of September 15, 2016, we had raised total gross offering proceeds of approximately $42.3 million from settled subscriptions (including the $633,050 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 4.23 million of our common shares.

The Offering is expected to terminate on or before November 24, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Asset Acquisitions

Acquisition of Senior Mortgage Loan – Stradella Court Marathon

On September 14, 2016, we acquired from Fundrise Lending, LLC (“Lending”) a first mortgage loan with a maximum principal balance of $1,760,000 (the “Stradella Court Marathon Senior Loan”). The borrower, SC Group 3012 Marathon, LLC, a Delaware limited liability company (“SC Marathon”), used the loan proceeds to refinance recently entitled land located at 3008-3012 Marathon Street, Los Angeles, CA 90026 (the “Stradella Court Marathon Property”), and currently is designing the 13 approved Small Lot Homes on the 18,204 square feet of land. The Stradella Court Marathon Senior Loan is secured by the Stradella Court Marathon Property. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with SC Marathon.

SC Marathon is managed by the principals of Stradella Court, LLC (“Stradella Court”), a real estate company, established in 2012, that is based out of Los Angeles, CA, and which specializes in real estate located in infill Los Angeles.

The Stradella Court Marathon Property is a recently entitled Small Lot Subdivision located at 3008-3012 Marathon Street, Los Angeles, CA 90026. The gross land area is approximately 18,204 square feet that is currently developed with a single-family home. The Stradella Court Marathon Property is surrounded by older single-family homes in a residential neighborhood with several nearby new residential and retail developments.

SC Marathon recently entitled the site for 13 Small Lot Homes, and plans to fully design and permit the project during the course of the Stradella Court Marathon Senior Loan. The Stradella Court Marathon Senior Loan is expected to be repaid from either construction loan proceeds or sale proceeds.

The Stradella Court Marathon Senior Loan was funded with proceeds from our Offering, with a funding amount of $1,760,000. On the original closing date of the Stradella Court Marathon Senior Loan, SC Marathon was capitalized with approximately $1,080,000 of equity capital from the borrower that had been paid since acquiring the property partially in 2013 and partially in 2014. The Stradella Court Marathon Senior Loan is being serviced by Fundrise Servicing, LLC (“Servicing”), an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

 The Stradella Court Marathon Senior Loan bears an interest rate of 8.5% per annum, with an amount equal to 8.5% per annum paid current on a monthly basis from a $149,600 interest reserve through the maturity date, August 24, 2017 (the “SC Marathon Maturity Date”). In addition, Lending earned an origination fee of approximately 1.5% of the Stradella Court Marathon Senior Loan amount, paid directly by SC Marathon.

SC Marathon has the ability to extend the SC Marathon Maturity Date for a period of six (6) months; provided, however, to exercise such extension, SC Marathon is required to pay to us an extension fee consisting of 1.0% of the outstanding principal amount of the Stradella Court Marathon Senior Loan. During the extension period, the interest rate of the Stradella Court Marathon Senior Loan will increase to 9.5% per annum. The Stradella Court Marathon Senior Loan may be prepaid in whole or in part without penalty during the term of the Stradella Court Marathon Senior Loan.

 As of its closing date, the Stradella Court Marathon Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 62% and was approximately 92.7% of the property purchase price. The LTC ratio is the amount of the Stradella Court Marathon Senior Loan divided by the cost to acquire, entitle, and the approximate costs to take the project through design, construction drawings and shovel ready permits. There can be no assurance that such estimated costs will prove to be accurate.

 Christopher Schwanitz, the Manager of Stradella Court, and Brian Schwanitz have both provided full recourse guarantees.

The Stradella Court Marathon Property received its Vesting Tentative Tract Map No. VTT-72779-SL approval on March 22, 2016 with an appeals period expiration date of April 1, 2016. There was an appeal by a neighbor and a subsequent settlement agreement with the neighbor on May 20, 2016, with an Addendum dated June 14, 2016, limiting the maximum number of homes from the fourteen approved by the City to thirteen per the settlement agreement.

The Stradella Court Marathon Property is located in the Silver Lake neighborhood of Los Angeles, located between Downtown, Hollywood, Koreatown and Echo Park. Silver Lake’s amenities include food trucks, organic farmers’ markets, locally owned boutiques, progressive coffee shops, and popular nightlife. A Whole Foods Grocery Store (365) located 2 miles from the site opened May 2016.

Declaration of Dividend

On September 16, 2016, the Manager of the Company declared a daily distribution of $0.0030821918 per share (the “Q4 Daily Distribution Amount”) (which equates to approximately 11.25% on an annualized basis calculated at the current rate, assuming a $10.00 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on October 1, 2016 and ending on December 31, 2016 (the “Q4 2016 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the Q4 2016 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2017. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein and a constant per-share purchase price of $10 per share.